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                                                     hours per response.....14.9
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*



                               ECHO BAY MINES LTD.
--------------------------------------------------------------------------------

                                (Name of Issuer)


                           COMMON SHARES, NO PAR VALUE
--------------------------------------------------------------------------------

                         (Title of Class of Securities)



                                    27875110
                    ----------------------------------------

                                 (CUSIP Number)


                                  KEITH L. POPE
                      PARR, WADDOUPS, BROWN, GEE & LOVELESS
                       185 SOUTH STATE STREET, SUITE 1300
                            SALT LAKE CITY, UT 84111
                                 (801) 532-7840
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  APRIL 3, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) OR 240.13d-1(g), check the following box. o.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  27875110
         ----------------------------

------------ -------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             KINROSS GOLD CORPORATION
------------ -------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a)

                   (b)
------------ -------------------------------------------------------------------
3            SEC Use Only
------------ -------------------------------------------------------------------
4            Source of Funds (See Instructions)

             N/A
------------ -------------------------------------------------------------------
5            Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e)                                         X
                                                                     ----
------------ -------------------------------------------------------------------
6            Citizenship or Place of Organization

             PROVINCE OF ONTARIO
----------- ---------- -------- ------------------------------------------------
                       7        Sole Voting Power

                                57,126,674
   Number of           -------- ------------------------------------------------
     Shares
  Beneficially          8       Shared Voting Power
   Owned by
      Each                      -0-
   Reporting           -------- ------------------------------------------------
     Person             9       Sole Dispositive Power
      With
                                57,126,674
                       -------- ------------------------------------------------
                       10       Shared Dispositive Power

                                -0-
------------ -------------------------------------------------------------------
11           Aggregate Amount Beneficially Owned by Each Reporting Person

             57,126,674
------------ -------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

------------ -------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             11.4% (ASSUMING ALL HOLDERS OF THE ECHO BAY CAPITAL SECURITIES
             ELECT TO EXCHANGE)
------------ -------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

             CO
------------ -------------------------------------------------------------------

      This Amendment No. 1 to the Schedule 13D of Kinross Gold Corporation amends and supplements, and should be read in conjunction with, the Schedule 13D filed on September 14, 2001.

Item  1.    Security and Issuer

      (a)   Title of Class of Equity Securities:

                  NO CHANGE.

      (b)   Name of Issuer:

                  NO CHANGE.

            (c)   Address of Issuer's Principal Executive Office:

                  ITEM 1(C) IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

            SUITE 1210, 10180-101 STREET, EDMONTON, ALBERTA T5J 3S4

Item 2.     Identity and Background

            NO CHANGE.

                  THE INFORMATION REQUIRED BY ITEM C OF THE GENERAL INSTRUCTIONS
            RELATING TO THE EXECUTIVE OFFICERS AND DIRECTORS OF KINROSS IS SET FORTH ON APPENDIX A HERETO, WHICH IS INCORPORATED HEREIN BY THIS REFERENCE.

Item 3.     Source and Amount of Funds or Other Consideration

            ITEM 3 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

                  KINROSS RECEIVED THE COMMON SHARES IN SATISFACTION OF
            THE PRINCIPAL AMOUNT AND INTEREST DUE TO KINROSS BY ECHO BAY PURSUANT TO CERTAIN CAPITAL SECURITIES OF ECHO BAY HELD BY KINROSS.

Item 4.     Purpose of Transaction

            ITEM 4 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

                  ON SEPTEMBER 5, 2001 KINROSS ENTERED INTO A LETTER AGREEMENT
            WITH ECHO BAY WITH RESPECT TO KINROSS' HOLDING OF 15.8% OF ECHO BAY'S CAPITAL SECURITIES (WHICH ARE NOT REGISTERED UNDER SECTION 12 OF THE SECURITIES AND EXCHANGE ACT OF 1934) OUTSTANDING. KINROSS AGREED TO EXCHANGE THE ECHO BAY CAPITAL SECURITIES OWNED BY KINROSS FOR 57,126,674 COMMON SHARES OF ECHO BAY. COMPLETION OF THE TRANSACTION WAS SUBJECT TO CERTAIN CONDITIONS INCLUDING (I) 90% OF THE REMAINING CAPITAL SECURITY HOLDERS HAD TO AGREE, PRIOR TO THE MAILING OF PROXY SOLICITATION MATERIALS BY ECHO BAY TO ITS SHAREHOLDERS, TO EXCHANGE ON THE SAME TERMS AS KINROSS (II) ECHO BAY'S LENDERS HAD TO CONSENT UNDER THEIR SYNDICATED BANK LOANS TO THE EXCHANGE, (III) THE EXCHANGE HAD TO BE APPROVED BY THE HOLDERS OF THE COMMON SHARES OF ECHO BAY AND (IV) ANY NECESSARY REGULATORY APPROVALS HAD TO BE RECEIVED. THE FOREGOING CONDITIONS WERE MET AS OF APRIL 3, 2002. KINROSS WILL CARRY THE COMMON SHARES OF ECHO BAY AS A LONG-TERM INVESTMENT.

            KINROSS MAY ENGAGE IN FURTHER TRANSACTIONS WITH ECHO BAY OR MAY SEEK TO ACQUIRE ADDITIONAL COMMON SHARES OR SELL ITS INTEREST IN ECHO BAY OR MAY ENTER INTO AGREEMENTS WITH ECHO BAY OR OTHER ECHO BAY SHAREHOLDERS. WHILE VARIOUS OPTIONS MAY BE CONSIDERED, KINROSS HAS NOT MADE A DECISION AS TO WHETHER, OR HOW, TO PROCEED.

Item 5.     Interest in Securities of the Issuer

                  (a) and (b)   ITEM 5(A) AND (B) ARE HEREBY AMENDED AND
                                RESTATED AS FOLLOWS:

            KINROSS HAS THE SOLE POWER TO VOTE, DIRECT THE VOTE, DISPOSE AND DIRECT THE DISPOSITION OF 57,126,674 COMMON SHARES, WHICH REPRESENTS 11.4% OF THE OUTSTANDING COMMON SHARES.

                  (c)      NO CHANGE.

                  (d)      NO CHANGE.

                  (e)      NO CHANGE.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  NO CHANGE.

Item 7.     Material to Be Filed as Exhibits

            NO CHANGE.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              KINROSS GOLD CORPORATION

April 8, 2002                                 By:  /s/ Shelley M. Riley
-------------                                      ---------------------------
Date                                               Shelley M. Riley, Secretary

                                   APPENDIX A

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                            KINROSS GOLD CORPORATION


Name/Title                               Business Address                          Citizenship
----------                               ----------------                          -----------
John A. Brough                           Torwest Inc.                                 Canada
Director                                 3125 Windsor Blvd.
                                         Vero Beach, FL   32963

Robert M. Buchan                         Scotia Plaza, Suite 5200                     Canada
Chairman of the Board and Chief          40 King Street West
Executive Officer                        Toronto, Ontario M5H 3Y2


Arthur H. Ditto                          Scotia Plaza, Suite 5200                     Canada
President and Chief Operating Officer    40 King Street West
                                         Toronto, Ontario M5H 3Y2

John A. Keyes                            10 Windhaven Dr.                             Canada
Director                                 The Woodlands, TX 77381

John M. H. Huxley                        Algonquin Power System Inc.                  Canada
Director                                 Unit 210
                                         2085 Hurontario Street
                                         Mississauga, Ontario
                                         L5A 4G1


Cameron A. Mingay                        Scotia Plaza, Suite 2100                     Canada
Director                                 40 King Street West
                                         Toronto, Ontario M5H 3Y2


John E. Oliver                           The Bank of Nova Scotia                      Canada
Director                                 Suite 2100
                                         580 California Street
                                         San Francisco, CA 94104


John W. Ivany                            Scotia Plaza, Suite 5200                     Canada
Executive Vice President                 40 King Street West
                                         Toronto, Ontario M5H 3Y2


Brian W. Penny                           Scotia Plaza, Suite 5200                     Canada
Vice President, Finance and Chief        40 King Street West
Financial Officer                        Toronto, Ontario M5H 3Y2


Name/Title                               Business Address                          Citizenship
----------                               ----------------                          -----------

Scott A. Caldwell                        Scotia Plaza, Suite 5200                      U.S.
Senior Vice President, Mining            40 King Street West
Operations                               Toronto, Ontario M5H 3Y2


Jerry W. Danni                           802 E. Winchester, #100                       U.S.
Vice President, Environmental Affairs    Murray, UT 84107


Christopher T. Hill                      Scotia Plaza, Suite 5200                     Canada
Vice President, Treasurer                40 King Street West
                                         Toronto, Ontario M5H 3Y2


Gordon A. McCreary                       Scotia Plaza, Suite 5200                     Canada
Vice President, Investor Relations       40 King Street West
                                         Toronto, Ontario M5H 3Y2


Ronald W. Stewart                        Scotia Plaza, Suite 5200                     Canada
Vice President, Exploration              40 King Street West
                                         Toronto, Ontario M5H 3Y2


Allan D. Schoening                       Scotia Plaza, Suite 5200                     Canada
Vice President, Human Resources          40 King Street West
                                         Toronto, Ontario M5H 3Y2


Shelley M. Riley                         Scotia Plaza, Suite 5200                     Canada
Corporate Secretary                      40 King Street West
                                         Toronto, Ontario M5H 3Y2

                                    EXHIBIT A
                                    ---------

ECHO BAY MINES LTD.
1210 Manulife Place
10180 - 101 Street
Edmonton, Alberta T5J 3S4

                                September 5, 2001

Kinross Gold Corporation
57th floor, Scotia Place
40 King Street West
Toronto, Ontario M5H 3Y2

Attention: Robert M. Buchan

Dear Sir:

This confirms the agreement we have reached regarding the investment by Kinross Gold Corporation ("Kinross") in the capital securities (the "Securities") issued by Echo Bay Mines Ltd. ("EB") pursuant to that certain indenture dated as of March 27, 1997 between EB and Bankers Trust Company, as amended or supplemented from time to time (the "Indenture"). Each of Kinross and EB represents and warrants to the other that it has obtained any necessary approvals required of its respective board of directors for the entering into of this agreement and consummation of the transactions contemplated hereby. Subject to the further provisions herein contained, this letter shall constitute a binding agreement (the/this "Agreement") enforceable in accordance with its terms.

EB covenants with Kinross that it will as soon as practicable following the entering into of this Agreement prepare and file with the securities regulatory authorities in Canada and the United States such documents as are necessary to allow EB to offer to holders of the Securities other than Kinross and Franco-Nevada Mining Corporation Limited ("FN") the right to exchange their Securities for common shares (the "Shares") in the share capital of EB (the "Exchange Right"), on a basis whereby, if all holders of the Securities were to exercise their Exchange Right, Shares would be issued by EB and the ratio of ownership in EB would become 72:28 as to all present holders of the Securities and the present holders of the Shares respectively. Kinross represents that it beneficially owns $15.8 million in principal amount of the Securities and agrees to exchange all, and not less than all, of the Securities it owns, or may hereafter acquire, forthwith following the Exchange Right becoming effective, on the same 72:28 ratio as applies in respect of the Exchange Right, upon and subject to the preconditions set out below. In result, following exchange, and assuming no further acquisitions of Securities, Kinross will own approximately
57.1 million Shares. Notwithstanding the foregoing, at any time prior to Closing (as hereinafter defined), Kinross may sell a portion of the Securities it now owns or hereafter acquires to a non-affiliated party such that immediately following Closing, Kinross would own less than the approximate 57.1 million Shares it would acquire pursuant to this Agreement. Kinross agrees, however, that the buyer of the Securities so sold by Kinross will be obligated to exchange such Securities for Shares at Closing.

The following preconditions are included in this Agreement expressly for the benefit of Kinross and may be waived, in whole or in part, by Kinross giving notice to EB:

1. Contemporaneously with this Agreement, EB shall enter into an agreement with FN by which FN will agree with EB to exchange all of the Securities held by FN into Shares of EB on the same terms as Kinross.

2. BMO Nesbitt Burns will have prepared and delivered a fairness opinion to the independent committee and board of directors of EB which opinion will be available to append to the proxy material to be sent to shareholders and to any registration statement or other material to be filed with the applicable regulatory authorities to register or otherwise qualify the Shares to be issued to the holders of the Securities.

3. The syndicate of banks who have lent to Echo Bay Inc. as Borrower and EB and certain of its subsidiaries as Guarantors with the Bank of Nova Scotia as Agent under the terms of the Second Amended and Restated Gold Bullion Loan Agreement dated February 11, 1999 (the "Loan Agreement") must have consented to the exchange of the Securities on the basis of the Exchange Right set out in this Agreement and agreed to waive the right to demand repayment under the Loan Agreement in the context of a change of control to the satisfaction of FN no later than 20 days before the date fixed for the meeting of shareholders of EB to approve the steps required to accomplish this transaction.

4. EB agrees to conduct its business in the ordinary course and abide by the positive and negative covenants in the Loan Agreement in the period between the date of this Agreement and the Closing (as hereinafter defined).

5. The Shares issued to holders of the Securities shall be qualified for listing and trading on the applicable securities exchanges and registered or qualified for distribution pursuant to applicable securities laws and regulations.

Kinross and EB recognize that the transaction contemplated by this Agreement and the issuance of the Shares are subject to obtaining the approval of the shareholders of EB and the applicable regulatory authorities. The term "approval" includes approval, consent or the failure to object. The expression "applicable regulatory authorities" includes, without limitation, any securities exchanges on which the common shares of EB are listed; the government authority having jurisdiction under the Competition Act and the Hart-Scott-Rodino Act; and the Court of Queen's Bench (Alberta), should any order of that court be required as to the conduct by EB of any business at the meeting of shareholders to be called in respect of the transaction contemplated hereby and the issuance of the Shares. EB represents and warrants that it will recommend the transaction and issuance of the Shares for approval by shareholders and use its best business efforts to secure such approval on a timely basis. The Exchange Right shall become effective on the business day following the date on which all necessary approvals are obtained and shall remain effective for 20 business days thereafter, unless extended by EB with the consent of Kinross.

The Shares issuable on exercise of the Exchange Right shall be issued within five business days of the expiration of the Exchange Right. The issue of the Shares is referred to herein as the Closing. The Closing shall occur December 31, 2001 or on such earlier or later date as the parties may determine; provided, however, that if the Closing date has not occurred by March 31, 2002, this Agreement may be terminated by the party not causing the delay. At the Closing, EB shall deliver certificates representing the Shares to Kinross and the Securities held by Kinross shall be cancelled. Similarly, EB shall deliver certificates representing the Shares to those holders of the Securities that exercise their Exchange Right and the Securities held by such holder shall be cancelled. EB shall use its best business efforts to ensure that all Shares issued to holders of the Securities are listed for trading on the applicable securities exchanges and registered or qualified for distribution pursuant to applicable securities laws and regulations. EB expressly acknowledges that, prior to being able to complete an exchange of Securities for Shares with Kinross and FN, it is required to file and cause a registration statement on Form S-3 to become effective and to make such filings as are required under applicable Canadian securities legislation to cause the Shares to be freely tradeable and not subject to resale restrictions in the United States and Canada. EB undertakes to complete the foregoing steps in addition to complying with all other regulatory requirements applicable to this Agreement.

Between the date hereof and the Closing, Kinross and EB undertake and agree to take such steps and do such things as may be necessary or appropriate to give full effect to this Agreement and the transaction contemplated hereby. In addition, the parties agree to execute such further documents as may be necessary or appropriate in the circumstances to give effect to the terms of this Agreement, and to include any matters contemplated hereby and such other matters as may be deemed appropriate by Kinross and EB. Specifically, but without limitation, the parties recognize that it will likely be desirable to recommend to shareholders that the Shares be consolidated on a minimum basis of one new share for each five Shares currently held. Market conditions will dictate the timing of any such recommendation and the parties will communicate with each other, all with a view to reaching the most appropriate decision as to consolidation of the Shares.

The parties specifically acknowledge that EB is required to make timely disclosure of this Agreement and the transaction contemplated hereby and EB undertakes to review with Kinross any press releases it wishes to make prior to their public dissemination.

If this Agreement reflects the understandings we have reached, please execute the duplicate original provided and return it to us.

Yours truly,


                   /s/ Robert L. Leclerc
                   ------------------------------------
                   Robert L. Leclerc
                   Chairman and Chief Executive Officer


Accepted and agreed:

Kinross Gold Corporation


                    By:  /s/ Robert M. Buchan
                       ----------------------
                       Robert M. Buchan